Mail Stop 4561

June 16, 2008

VIA USMAIL and FAX (212) 297-1090

Mr. John B. Roche
Chief Financial Officer
Gramercy Capital Corporation
420 Lexington Avenue
New York, NY 10170

      Re: **Gramercy Capital Corporation**
                Form 10-K for the year ended December 31, 2007
                Filed on March 17, 2008
                File No. 001-32248

Dear Mr. John B. Roche:

      We have reviewed your response letter dated June 10, 2008 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 Significant Accounting Policies

Commercial Mortgage Backed Securities, page 101

1.   We have read your response to our prior comment 2 and note that you have indicated that the recourse obligation is between the company and its fully consolidated CDO subsidiaries. We also note that you included the repurchase obligation as a risk factor because if the company were required to perform under the obligation there would be a reclassification from cash to restricted cash. Please clarify whether the recourse obligation meets the criteria of paragraph 7(f) of FIN 45 or if not, clarify to us how the company concluded that the recourse obligation was not subject to FIN 45.

* * * *

  As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

  You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

    Sincerely,

    Linda Van Doorn
    Senior Assistant Chief Accountant